UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Pzena Investment Management, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per share
(Title of Class of Securities)

74731Q103

(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74731Q103	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cacti Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 716,650 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 716,650 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,650 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74731Q103	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua S. Pechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 716,650 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 716,650 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,650 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.42%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74731Q103	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cacti Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 100,000 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .75%
12	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74731Q103	13G	Page 5 of 10 Pages

Item 1(a).	Name of Issuer

Pzena Investment Management, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Issuer's principal executive offices are located at 120 West 45th Street New York, New York, 10036.

Item 2(a).	Name of Person Filing

This statement is jointly filed by Cacti Asset Management, LLC, a Georgia limited liability company (“CAM”), Joshua Pechter (“Pechter”) and Cacti Partners, L.P., a Delaware limited partnership (“CP”, and together with CAM and Pechter, the “Reporting Persons”). Because Pechter is the managing member of CAM, which is the general partner of CP, each of CAM and Pechter may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all the shares of Common Stock of the Issuer held by CP. The Reporting Persons are filing this joint statement, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b).	Address of Principal Business Office or, if none, Residence

3655 Peachtree Road, Suite 101, Atlanta, Georgia 30319

Item 2(c).	Citizenship

CAM and CP are organized under the laws of the State of Georgia and Delaware, respectively. Joshua Pechter is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

74731Q103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	☐	Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 74731Q103	13G	Page 6 of 10 Pages

(d)	☒	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

1.	CAM

(a)	Amount beneficially owned: 716,650 shares

(b)	Percent of class: 5.42% (based on 13,204,334 shares of Class A Common Stock outstanding as of September 30, 2014 as reported in the Issuer’s 10-Q filed September 30, 2014)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

716,650 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

716,650 shares

(iv)	Shared power to dispose or to direct the disposition of

716,750 shares

CUSIP No. 74731Q103	13G	Page 7 of 10 Pages

*Represents 100,000 shares held directly by CP, of which CAM serves as General Partner, and 616,750 shares controlled by CAM under account management agreements for client accounts in the ordinary course of business pursuant which CAM holds the power to vote and dispose of such shares.

2.	CP

(a)	Amount beneficially owned: 100,000 shares

(b)	Percent of class: ..75% (based on 13,204,334 shares of Class A Common Stock outstanding as of September 30, 2014 as reported in the Issuer’s 10-Q filed September 30, 2014)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

100,000 shares

(v)	Shared power to vote or to direct the vote

0 shares

(vi)	Sole power to dispose or to direct the disposition of

100,000 shares

(vii)	Shared power to dispose or to direct the disposition of

0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

CUSIP No. 74731Q103	13G	Page 8 of 10 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit A.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74731Q103	13G	Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 2, 2015	CACTI ASSET MANAGEMENT, LLC

		By:	/s/ Joshua Pechter
Joshua Pechter, Managing Partner

JOSHUA PECHTER

CACTI PARTNERS, L.P.

		By:	CACTI ASSET MANAGEMENT, LLC,
Its General Partner

		By:	/s/ Joshua Pechter
Joshua Pechter, Managing Partner

CUSIP No. 74731Q103	13G	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G dated January 2, 2014 with respect to the shares of Class A Common Stock of Pzena Investment Management, Inc. and any further amendments thereto executed by each and any of the undersigned shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: January 2, 2015	CACTI ASSET MANAGEMENT, LLC

	By:	/s/ Joshua Pechter
Joshua Pechter, Managing Partner

JOSHUA PECHTER

CACTI PARTNERS, L.P.

	By:	CACTI ASSET MANAGEMENT, LLC,
its General Partner

	By:	/s/ Joshua Pechter
Joshua Pechter, Managing Partner